[redacted]

08027030

SEC Mail Processing Section SECURITIES A[illegible] Wa[illegible]

FEB 27 2008

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Remington Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5970 Fairview Road, Suite 720
(No. and Street)

Charlotte	NC	28210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burkett, Burkett & Burkett, Certified Public Accountants, P.A.
(Name – *if individual, state last, first, middle name*)

128 East Main Street, Suite 201	Rock Hill,	SC	29730
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James L. Carter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Remington Capital Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REMINGTON CAPITAL SECURITIES, LLC

Financial Statements and Supplemental Information

December 31, 2007

With Independent Auditor's Report

REMINGTON CAPITAL SECURITIES, LLC

Table of Contents

December 31, 2007

BURKETT,
BURKETT & BURKETT

CERTIFIED PUBLIC ACCOUNTANTS, P.A.

OFFICERS
DONALD H. BURKETT, CPA
RONALD H. BURKETT, CVA, CPA
MAX L. CUMMINGS, JR., CPA
HARVEY C. HEISE, CPA

LEXINGTON OFFICE
MARK J. HENDRIX, CPA
EXECUTIVE VICE PRESIDENT

CPAs
BARBARA P. ADAMS
GLENN E. BELL
THOMAS G. DICKINSON
SANDRA W. EDWARDS
DEVEN A. FOZDAR
C. ALLISON HAMMOND
LARRY D. MONTAGUE, JR.
KIMBERLY E., SMITH
EARLE B. TOOLE, JR.
ROBERT F. VISBISKY
EDWARD L. WELCH
CHANDRA H. WEST
DEANNA H. WILLIAMS

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

SC ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS

ROCK HILL OFFICE
128 EAST MAIN STREET
SUITE 201
ROCK HILL, SC 29730
803-325-1660
TOLL FREE 888-329-1660
FAX 803-325-1665

OTHER OFFICES
WEST COLUMBIA
LEXINGTON
SUMTER

INDEPENDENT AUDITOR'S REPORT

To the Managers of Remington Capital Securities, LLC

We have audited the accompanying balance sheet of Remington Capital Securities, LLC as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. We have also audited management's assessment, that Remington Capital Securities, LLC maintained effective internal control over financial reporting as of December 31, 2007. These financial statements and the assessment about the effectiveness of internal control over financial reporting are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and management's assessment based on our audit.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals. A company's internal control over financial reporting includes those policies and procedures that 1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principals, and that receipts and expenditures of the company are being made only in accordance with authorizations of management; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. An audit of internal control includes obtaining an understanding of internal control over financial reporting, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audits provides a reasonable basis for our opinions.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Remington Capital Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that Remington Capital Securities, LLC maintained effective internal control over financial reporting as of December 31, 2007, is fairly stated, in all material respects.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burkett Burkett & Burkett

BURKETT BURKETT & BURKETT
Certified Public Accounts, P.A.
Rock Hill, SC
February 22, 2008

REMINGTON CAPITAL SECURITIES, LLC

Balance Sheet

December 31, 2007

Assets

Cash	$ 8,946
Due from Related Party	653
Due from Member	203,744
A/R-Other	15,000
Other assets	1,218
Property and Equipment, net	8,118
Total Assets	$ 237,679

Liabilities and Member's Equity

Liabilities:	
Accounts Payable	$ 899
Total Liabilities	899
Member's Equity:	
Contributed Capital	$ (95,926)
Accumulated Equity	332,706
Total Member's Equity	236,780
Total Liabilities and Member's Equity	$ 237,679

The notes to the financial statements are an integral part of this balance sheet.

REMINGTON CAPITAL SECURITIES, LLC

Statement of Income

December 31, 2007

Advisory and Fee Income	$ 349,692
Operating Expenses	
Consulting Fees	110,670
Payroll and Related Benefits	147,897
Rent Expense	11,184
Parking	209
Depreciation	1,701
Professional Fees	7,125
Marketing and Business Development	1,977
Telephone and Electronics	8,743
Entertainment & Meals	2,274
Office Supplies and Postage	7,365
Repairs and Maintenance	7,330
Travel	1,874
Memberships and Dues	10,007
Fees	969
Licenses and Permits	2,861
Contributions	218
Other	2,682
Total Operating Expenses	325,086
Other Income	
Interest	88
NASD	35,000
Total Other Income	35,088
Other Expense	
Bad Debt	10,745
Total Other Expense	10,745
Net Income/(Loss)	$ 48,949

The notes to the financials statements are an integral part of this statement.

REMINGTON CAPITAL SECURITIES, LLC

Statement of Changes in Member's Equity

December 31, 2007

	Contributed Capital	Accumulated Equity (Deficit)	Total
Balance, December 31, 2006	$ (105,926)	$ 283,754	$ 177,828
Capital Contributions	10,000	3	10,003
Net Income/(Loss)	-	48,949	48,949
Capital Withdrawals	-	-	-
Balance, December 31, 2007	$ (95,926)	$ 332,706	$ 236,780

The notes to the financial statements are an integral part of this statement.

REMINGTON CAPITAL SECURITIES, LLC

Statement of Cash Flows

December 31, 2007

Cash Flows from Operating Activities	
Net Income/(Loss)	$ 48,949
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities	
Change in -	
Depreciation	1,701
Accounts Receivable	(1,672)
Due from Member	(56,380)
Due from Related Party	(50)
Accounts Payable	518
Deposits	(1,218)
Total Adjustments	(57,101)
Net Cash Used in Operating Activities	(8,152)
Cash Flows Used by Investing Activities	-
Purchase of Fixed Assets	(3,168)
Cash Flows Used by Financing Activities	(3,168)
Member Contributions	10,003
Distributions from Member Withdrawals	-
Net Decrease in Cash	(1,317)
Cash, Beginning of Year	10,263
Cash, End of Year	$ 8,946

The notes to the financial statements are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Remington Capital Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates as a limited liability company in accordance with, and pursuant to, the North Carolina Limited Liability Company Act and will continue in existence until December 31, 2099, unless sooner terminated. The Company is 100% wholly owned by James L. Carter, Jr.

2. SUMMARY OF SIGINIFICANT ACCOUNTING POLICIES

Use of Estimates

The Company's financial statements are prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Additions to property and equipment are carried at cost. Maintenance and repair costs and minor replacements not resulting in betterment are charged to expense when incurred. Depreciation is recorded using straight-line and accelerated methods over the estimated useful lives of the assets.

3. INCOME TAXES

The Company is treated as a single member limited liability company for Federal and state income tax purposes. Its earnings and losses are included in the income tax returns of its owner. Therefore, no provision or benefit for income taxes has been included in these financial statements.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer Equipment	$	7,667
Office Equipment		4,197
		11,864
Less Accumulated Depreciation		(3,746)
	$	8,118

Depreciation expense for the year ended December 31, 2007 was $ 1,701.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $8,946. The Company's net capital ratio was .10 to 1.

6. RELATED PARTY TRANSACTIONS

The Company has a receivable due from related parties of $653 as of December 31, 2007. This receivable is verbal, non-interest bearing and has no explicit repayment terms. The receivable is considered to be short-term.

The Company has an member receivable of $203,744 as of December 31, 2007. This receivable is verbal, non-interest bearing and has no explicit repayment terms. This receivable is considered to be short-term.

7. EMPLOYEE BENEFITS

On January 1, 2005, the company established a resolution whereby all eligible employees may participate in a voluntary 401(k) profit sharing retirement plan administered by a written plan and trust agreement. Eligible employees are those 21 years of age and have completed one year of service with the company. The trustee is James L. Carter, Jr. At the company's discretion it may elect to make a matching contribution to any plan year. The company has not decided to contribute to the plan for the 2007 year.

Schedule I

REMINGTON CAPITAL SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Net Capital	$	237,679
Less: Non-Allowable Assets		
Related Party Receivable		204,397
Other assets		1,218
Other		23,118
Total Non-Allowable Assets		228,733
Net Capital		8,946
Required Net Capital		5,000
Excess Net Capital	$	3,946
Aggregate Indebtedness	$	899
Aggregate Indebtedness to Net Capital		.10 to 1

Under rule 15c3-1 no material differences exist between this computation of Net Capital and the broker's or dealers corresponding unaudited most recent FOCUS, Part IIA.

Schedule II

REMINGTON CAPITAL SECURITIES, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

Since the Company did not carry securities accounts for customer or perform custodial functions relating to customers' securities in 2007, Rule 15c3-3 of the Securities and Exchange Commission did not apply to the Company as of December 31, 2007.

Schedule III

REMINGTON CAPITAL SECURITIES, LLC

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

Since the Company did not carry securities for customers or perform custodial functions relating to customers' securities in 2007, Rule 15c3-3 of the Securities and Exchange Commission did not apply to the Company as of December 31, 2007.

Schedule IV

REMINGTON CAPITAL SECURITIES, LLC

Material inadequacies found in Internal Control of Financial Reporting Under Rule 17a-5(j) of the Securities and Exchange Commission

December 31, 2007

There were no material inadequacies found in the internal control of financial reporting as of period ending December 31, 2007.

END